February 14, 2011
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:	Christine Adams Senior Staff Accountant

Re:	ATA Inc. Form 20-F for the fiscal year ended March 31, 2010; Filed July 7, 2010 File No. 001-33910
Ladies and Gentlemen:
     We received your letter dated January 18, 2011 (the “Letter”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced Form 20-F. Our responses to the specific comments are set forth below. For the convenience of the Staff, each comment from the Letter is restated in bold prior to the response to such comment. Throughout our response, references to “the Company,” “we,” or “our” refer to ATA Inc.
Notes to Financial Statements
Note 2 (g) Revenue Recognition, page F-11
1.	We refer to your revenue recognition policy for sales of your NTET Tutorial Platform test preparation software for the teaching industry. On page 63, you state that you sell all title and distribution rights to distributors upon delivery and that you recognize revenue upon delivery and once collectability is reasonably assured. We note that as a result of a delay in the timing of the teachers certification requirement deadline, you sold a minimal amount of NTET Tutorial Platform software after October 2008 and that based on the aging of receivables, you recorded bad debt expense of 24.7 million RMB in the fourth quarter of fiscal 2010, representing a full provision against these receivables. In this regard, please provide us with the following information for all periods presented:

❖	Tell us your basis for recognizing revenue from the sales of NTET software upon delivery to distributors and how you were able to determine that collectability was reasonably assured at the time of delivery.

Below is a discussion of the background of the NTET software, our basis for recognizing revenue from the sale of the NTET software upon delivery to distributors, and how we were able to determine collectability was reasonably assured at the time of the delivery.

Background of NTET Software

NTET software is a comprehensive set of training materials used by teachers in preparing for a mandated test under the National Teacher’s Skill of Applied Educational Technology in Secondary and Elementary School (“NTET”) certification program. The NTET certification program was launched by the Ministry of Education (“MOE”) in April 2005 in conjunction with the 2003 — 2007 Education Development Plan approved by the State Council of the People’s Republic of China. Under the plan, the MOE mandated the majority of teachers in secondary and elementary schools take the NTET test and become certified under the NTET certification program by December 31, 2007. The NTET certification program commenced in November 2006, with the test taking place intermittently.

We began offering NTET software in November 2006. We sold NTET software to approximately 10 distributors, which then resold the software to schools for use by the teachers. Each distributor used its own regional sales force and relationship with the local MOE designated procurement department to market and sell the NTET software to secondary and elementary schools located in a designated province. The MOE committed to provide all of the funding for the purchase of the NTET software by the secondary and elementary schools.

Under our arrangements with the distributors, title of the software passed to the distributors upon delivery and the distributors had no rights to return the NTET software. After delivery, we had no remaining obligations (PCS, upgrade, sales force support, etc) that affected the distributors’ acceptance of the NTET software. The distributors had no competitors because our NTET test preparation material is the only preparation software in the market and there is only one distributor in each province. Further, we did not have any control over the business activities of the distributors and did not have any obligations to bring about the resale of the NTET software.

Basis for Recognizing Revenue from Sales of NTET Software Upon Delivery to Distributors

For fiscal years ended March 31, 2008 and 2009, we recognized revenue from the sale of NTET software upon delivery to distributors, which is the time when all of the following have occurred:

•	Persuasive evidence of an agreement with the customer exists which is evidenced by signed purchase orders from the distributors;

•	Delivery of the NTET software has occurred (at the distributors location) which was evidenced by signed delivery/acceptance notes from the distributors;

•	The price of NTET software, which is specified in the distributors’ purchase order, is fixed. Further, under the purchase order agreements, the distributors’ obligation to pay the Company for the NTET software is not dependent on the distributor selling the software to the secondary and elementary schools or the distributors collecting the sales proceeds from the MOE designated procurement department. At the time of delivery, the NTET program was fully supported and funded by the MOE. Finally, as discussed above, the distributors had no rights to return the NTET software nor did we offer price protection or other forms of price rebates; and

•	Collectability at time of delivery for sales of NTET software is reasonably assured, as further described below.
Collectability Is Reasonably Assured at Time of Delivery

We evaluated the collectability of the receivable at the time of delivery and at the end of each financial statement reporting period on a distributor-by-distributor basis. New and existing distributors are subject to a credit review process, which evaluated the distributors’ financial position, creditworthiness and historical collection pattern (commencing in November 2006, of our fiscal year 2007, the Company sold the NTET software to the distributors). Further, we also considered the MOE’s support of the NTET program.

For the fiscal years ended March 31, 2008 and 2009, we concluded that the collectability of sales of NTET software was reasonably assured at the time of delivery. Our determination that the distributors had the ability to meet their financial obligations included an evaluation of the distributors’ financial position and creditworthiness (which considered the MOE’s policy of mandatorily requiring the teachers to take the NTET test and policy to fully support and fund the program as well as the historical collection pattern of the distributors) and the fact that we were not aware of any distributor that was in financial difficulties which could result in the distributor not honoring the commitment to make payments. Based on this analysis, we considered that in fiscal years 2008 and 2009, at the time of delivery, collection was reasonably assured.

❖	Considering that you only had minimal sales of your NTET Tutorial Platform software after October 2008 as a result of the delayed implementation of the national teacher’s licensure program, tell us your basis for recognizing the entire allowance for doubtful accounts during the fourth quarter of fiscal 2010.

The Company advises the staff the basis for recognizing the entire allowance for doubtful accounts during the fourth quarter of our fiscal year ended March 31, 2010 was due to the following reasons:
•	the deterioration of the distributors’ financial position and creditworthiness caused by the change in the MOE’s policies

In 2008, the majority of the teachers in secondary and elementary schools had not taken the NTET test by the initial deadline. As a result, in October 2008, the MOE delayed the deadline for teachers to pass the NTET test and become certified under the NTET program. We had minimal sales of our NTET software after such delay. In the fourth quarter of our fiscal year ended March 31, 2010, we were informed that due to a severe shortage of teachers, the mandatory requirement for teachers to pass the NTET test could not be strictly enforced and the MOE had indefinitely delayed the deadline for teachers to pass the NTET test. Further, in the fourth quarter of fiscal 2010 and commensurate with the policy change from a mandatory program to a deferral of the NTET certification deadline until further notice, the MOE suspended the funding of the program. Such policy changes resulted in a significant deterioration of the creditworthiness of our distributors which impacted the distributors’ ability to pay us, including giving rise to the distributors’ non-payment despite the fact that the NTET software was delivered and the distributors were contractually obligated to pay us.

•	the aging data of the NTET software receivables

The aging of our NTET software receivables as of March 31, 2010 deteriorated compared to the previous years. As of March 31, 2010, RMB 17,100,000 (69%) of our NTET receivables were between 1 and 2 years past due and RMB 7,637,000 (31%) of our NTET receivables were between 2 and 3 years past due.

AGING SUMMARY	Total	Within 6 months	7-12 months	1-2 years	2-3 years
RMB'000
Balance at March 31, 2010	24,737	—	—	17,100	7,637
Balance at March 31, 2009	26,680	—	17,100	9,580	—
Balance at March 31, 2008	21,740	15,624	6,116	—	—
•	historical collection pattern

We had no cash collection of the NTET software receivables in second half of fiscal year 2010. Further, subsequent to March 31, 2010, we did not receive any payment from the distributors at the time of issuing our financial statements that were filed on July 7, 2010 (nor have we received any payment as of the date of this response).
❖	Describe the customers associated with your NTET software receivables and your basis for determining that all of the receivables were uncollectible during the fourth fiscal quarter of 2010, and the underlying reasons for non-payment despite product delivery. Please tell us the nature of any disputes with your customers, if applicable. Tell us also how you determined that these amounts were collectible as of March 31, 2009 and at each interim period through March 31, 2010.

The Company advises the Staff that the customers associated with the NTET software receivables are the distributors as further described in the response to the first bullet point of the Staff’s comment.

The Company refers the Staff to our response to the second bullet point of the Staff’s comment for the basis of our determination that all of the receivables were uncollectible during the fourth fiscal quarter of 2010 and the underlying reasons for non-payment despite product delivery.

The Company advises the Staff that other than the lack of payment there were no disputes existing with the distributors.

For the fiscal year ended March 31, 2009, we assessed the probable credit losses resulting from the inability of the distributors to make required payments by performing a review of the aging data, the financial position and creditworthiness of the distributors and historical collection pattern. We continued to receive payments from distributors during the fiscal year ended March 31, 2009 (including payments after the October 2008 delay). We also received payments from distributors after March 31, 2009 but prior to the issuance of our financial statements on September 15, 2009. In addition, prior to the filing of the Form 20-F for the fiscal year ended March 31, 2009, although we were aware the MOE no longer specified a deadline for NTET certification, we were not aware of any changes in the mandatory requirement for teachers to take the NTET test or in MOE’s policy to financially support the NTET program. As a result, we concluded that the majority of the receivables were collectible at that time. However, as described above in response to the second bullet point of the Staff comment, during the fourth quarter of fiscal 2010, we were informed that the MOE would defer the NTET certification deadline until further notice and that the MOE would suspend funding for the program, which resulted in a re-evaluation of the collectability of NTET software receivables and in us providing a full allowance of NTET software receivables in the fiscal quarter ended March 31, 2010.

The Company advises the Staff that it hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or comments, or would like clarification as to any of the information provided in this letter, please do not hesitate to contact me at (86-10) 6518-1122 ext 5107 or David Roberts of O’Melveny & Myers LLP at (86-10) 6563-4209.

Respectfully submitted,
/s/ Benson Tsang
Name:	Benson Tsang
Title:	Chief Financial Officer

cc:	David Roberts O’Melveny & Myers LLP